UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 31, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒              Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐              No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐              No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐              No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Horizonte 2 Project Update May 31, 2016

2 Forestry base 3 Agenda Project schedule 1 Logistics 4 Capex 5 Funding 6 Financials and Conclusion 7 Production volumes

Project schedule – on time, on budget Startup Utilities clearance and commissioning L1 interconnections during maintenance downtime Hiring of operational team Negotiations with concession holders and Port of Santos tendering 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 2015 2016 2017 Beginning of infrastructure and purchase of the TGs Purchase of the industrial plants Beginning of construction Beginning of assembly Beginning of forest machinery deliveries Beginning of harvest Definition of outbound logistics formats Initial hiring of harvest workers

Horizonte 2 project – site overview

Fibria’s production volumes (1)The volumes in 2016, 2017 and 2018 will depend on the learning curve of the plants. The agreement with Klabin may be renewed by mutual consent. 5,188 5,231 5,184 5,299 5,259 5,274 5,185 5,300 5,300 5,300 5,300 5,300 660 900 900 900 900 900 1,740 1,850 1,950 1,950 1,950 7,940 8,050 8,150 8,150 8,150 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Current Production ('000 t) Klabin's Puma Project('000 t)(1) Horizonte 2 ('000 t)(1)

Forestry Base Forestry base required: H1: 120,000 ha H2: 187,000 ha Total: 307,000 ha Average distance from forest to mill H1 + H2 -> up to 100 km (1st cycle) 2nd cycle average distance should decrease due to less need for 3rd party wood

Logistics Mato Grosso Mato Grosso do Sul Goiás Brasilia Port Terminal 32

Capex Update for the current FX level 72% 26% 2% 77% 19% 4% CAPEX (US$ billion)(1) (1) FX: R$ 3.65/US$ (2) As of April, 2016 There are opportunities for capex postponement, WITHOUT delay in the project startup Physical progress(2) = 32.5% Disbursed capex(2) = 15% 1.80 1.84 0.65 0.45 0.05 0.10 2.5 2.4 Original Revised BRL EUR USD and others

Capex Flexibility in the Timetable, without changing the start up date Current Original (May, 2015) Nov, 2015 Possible Scenario = 93% = 86% 3% 60% 33% 3% 1% 2015 2016 2017 2018 2019 and thereafter 2% 50% 36% 9% 3% 2015 2016 2017 2018 2019 and thereafter 7% 45% 37% 7% 4% 2015 2016 2017 2018 2019 and thereafter 2% 53% 41% 3% 1% 2015 2016 2017 2018 2019 and thereafter

Funding Cost and maturity Amortization Schedule (2) – 1Q16 Proforma with TLS II – US$ million 1Q16 1Q16 + H2 Average Cost (US$ p.a)(1) Average Maturity (years) 3.4% 4.2 2.8% 4.7 H2 2.1% 5.8 (1) Considering swap curves. (2) Debt FX 1Q16: 3.5589 / FX considering new funding for the TLS II Project: 3.5589 Trade Finance accounts for 65% medium term debt (2016-2017) 177 289 529 951 440 641 161 147 742 135 123 100 76 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 BNDES Bond PPE NCE ACC/ACE CRA ECA Outros FDCO Total

Funding Sources – US$ million Working capital to be released in 2016 and 2017 in commercial deals with Klabin and shipping agreements. Main impacts over accounts payable and receivables. Average cost (US$): 2.1% Maturity: 5.8 years All funding is officially approved. BNDES, FDCO and ECAs will be withdrawn according to capex execution 0.6 0.2 0.2 0.4 0.4 0.6 2.4 BNDES CRA FDCO ECAs Export pre-payment Working capital release(1) Total (1)

Investment Grade reaffirmed with stable outlook, despite the sovereign downgrade “Its robust performance should provide enough resources to fund the equity portion of its new pulp mill, Horizonte 2, and would help it to reduce leverage towards the end of 2017, when the new mill starts operations. We expect leverage metrics to remain slightly under pressure this year due to the debt load from the investment. But these metrics should gradually decline in 2017 and 2018.” “Leverage to Temporarily Increase: Fitch projects net leverage to remain below 2.5x during the construction of the Três Lagoas mill, quickly declining to below 1.5x by the end of 2018.” According to rating agency methodology April, 2016 Feb, 2016 (1)

Fibria’s Cash cost (US$/t) – 2021 @ R$/USD 3.54 FX Sensitivity FX Cash cost (US$/t) 3.20 144 3.40 136 3.54 131 3.65 128 3.90 120 183 131 30 17 2 1 2 LTM 1Q16 Horizonte 2 Project Wood cost reduction Bleaching line B Maritime wood shipping project Others 2021

Even more competitive cash production cost w/ H2 BHKP (US$/t) Source: Hawkins Wright (Price Forecast April 2016) and Fibria’s 1Q16 Earnings Release -FX considered by the consultant at R$/US$3.54. H2 cash cost was estimated according to weighted average cost, after mill balance, converted at R$/US$3.54. Includes energy sales. BHKP (US$/t) Capex 1,130 2,075 1,095 2,290 3,420 4,915 15,275 Total: 30,200 BHKP capacity (000’ t) SG&A Income tax Interest WK 460 428 375 347 299 295 217 183 131 87 55 100 25 49 60 58 51 57 547 483 475 372 348 355 275 40 36 4 100 79 16 16 19 19 414 342 USA China Canada Iberia Indonesia Chile/Uruguay Brazil Fibria 1Q16 LTM Estimated Fibria w/ H2 - 2021 Cash Cost (US$/t) Delivery CIF Europe

(1) Includes chemical leasing and investments in order to increase capacity to 1,950 kt/year (FX@3.65). (2) Estimated sustaining capex in perpetuity (FX @ 3.65). (3) Estimated weighted average cost, after mill balance. Includes energy sales (FX @ 3.54). (4) Cash cost + freight + SG&A + Sustaining Capex + Interest + taxes (FX @ 3.54) (5) 2016 market consensus. UNIT R$ US$ Pulp production/year k tons 1,950 1,950 Expansion capex(1) $ billion 8.7 2.4 Expansion capex(1) $/t 4,481 1,229 Sustaining capex(2) $/t 206 58 Cash production cost(3) $/t 326 92 Energy surplus MWh 130 130 Project approval FX R$/US$ 2.80 - All in cash cost (estimated range)(4) $/t - 250-300 Pulp price(5) $/t - 523 Free Cash Flow (estimated) $/t - 223-273 Payback period (estimated) years - 4.5-5.5 Horizonte 2 project assumptions

Final Remarks Economies of scale Synergies with current operations Wood availability and low distance from forest to mill Fibria’s total energy surplus to be increased by 130 MWh Cash cost competitiveness Meet customers’ demand growth Attractive returns even in adverse scenarios of pulp price and BRL Solid financial profile

Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO